UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Dobson Communications Corporation

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

256069105

(CUSIP Number)

Benjamin F. Stephens, Esq.
AT&T Wireless Services, Inc.
7277 164th Avenue NE
Redmond, WA 98052
(425) 580-6000

with a copy to:

Eric DeJong, Esq.
Perkins Coie LLP
1201 Third Avenue, 40th Floor
Seattle, Washington 98101
(206) 583-8888

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 24, 2002

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 5 Pages

SCHEDULE 13D

CUSIP No. 256069105	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

AT&T Wireless Services, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

N/A

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		12,398,069

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		0

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		12,398,069

WITH
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,398,069

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.3%

14	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 3 supplements and amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) by AT&T Corp. and AT&T Wireless Services, Inc. (“AWS”) on February 20, 2001 (the “Original Filing”), as such Original Filing was subsequently supplemented and amended by Amendment Nos. 1 and 2 thereto, filed on July 20, 2001 and August 2, 2001, respectively. This amendment is being filed to reflect the execution and delivery of the Asset Exchange Agreement, dated as of December 24, 2002 (the “Asset Exchange Agreement”), between AWS and Dobson Cellular Systems, Inc. (“DCS”), a wholly owned subsidiary of Dobson Communications Corporation, an Oklahoma corporation (“Dobson” or the “Issuer”).

ITEM 4. PURPOSE OF TRANSACTION.

          Item 4 is amended and supplemented by the addition of the following paragraph:

          On December 24, 2002, AWS and DCS entered into the Asset Exchange Agreement pursuant to which, among other things, AWS agreed to transfer to Dobson all 200,000 of Dobson’s Series AA Preferred Stock that AWS currently holds. The transaction remains subject to federal regulatory approvals and certain other conditions and has not been effected. The Asset Exchange Agreement, attached hereto as Exhibit 4.6, is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is amended and supplemented by the addition of the following information:

          (a)-(b) AWS currently beneficially owns 12,398,069 shares of Class A Common Stock of Dobson, which constitutes 35.3% of the shares of Class A Common Stock of Dobson outstanding as of November 1, 2002, according to the most recently available filing with the Commission by the Issuer containing the total number of shares of Class A Common Stock outstanding (Form 10-Q). Pursuant to the Asset Exchange Agreement described under Item 4 above, subject to federal regulatory approvals and certain other conditions, AWS has agreed to transfer to Dobson all 200,000 shares of Dobson’s Series AA Preferred Stock that AWS currently holds. These 200,000 shares of Series AA Preferred Stock are currently subject to a mandatory exchange provision that requires such shares to be exchanged, on a one-for-one basis, for shares of Series A Convertible Preferred Stock of Dobson upon the occurrence of certain conditions related to the Federal Communications Commission’s prohibition on certain attributable interests. Shares of Series A Convertible Preferred Stock of Dobson are convertible into shares of Class A Common Stock of Dobson based on a stated value of $1,000 per share of Series A Convertible Preferred Stock and a conversion price of $25.35 per share of Class A Common Stock. If the Asset Exchange Agreement is consummated, the number of shares of Class A Common Stock of Dobson beneficially owned by AWS will be reduced by 7,889,546 shares, to 4,508,523 shares, representing approximately 12.8% of the Class A Common Stock of Dobson outstanding as of November 1, 2002.

          AWS would continue to have sole voting and sole dispositive power with respect to the remaining shares of the Class A Common Stock of Dobson that AWS would beneficially own.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 is amended and supplemented by the addition of the following exhibit:

4.6	Asset Exchange Agreement dated as of December 24, 2002.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2003	AT&T WIRELESS SERVICES, INC.

	By:	/s/ Benjamin F. Stephens, Esq.

Benjamin F. Stephens, Esq.
Assistant Secretary